UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, March 8, 2016.

Mr.

Carlos Pavez Tolosa

Commissioner

SECURITIES AND INSURANCE COMMISSION

Avda. Libertador Bernardo O’Higgins 1449

Re.: Disclosure of MATERIAL EVENT –Results report for Year 2015 and Fourth Quarter of 2015 prior to publication of the Annual Financial Statements (FECU).

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of Securities Market Law 18045 and General Rule No. 30 of the Securities and Insurance Commission, under due authority, please be advised of the following MATERIAL FACT of LATAM Airlines Group S.A., Securities Register N° 306:

On the date hereof, notwithstanding the timely filing of the corresponding financial statements, the Committee of Directors and the Board of Directors of LATAM Airlines Group S.A. have approved the publication, as a material fact, of the financial information attached hereto. It corresponds to a summary report of the income statement and consolidated balance sheet of LATAM, including a qualitative explanation of the operational performance for the year 2015 as well as for the fourth quarter ending December 31st, 2011.

Please note that LAN Airlines S.A. provides this financial information to its shareholders, investors and the market in general for the purpose of providing them truthful, sufficient and timely information in advance of the delivery of the respective financial statements within the applicable deadlines.

Finally, this financial information does not supersede or modify the corresponding financial statements, which will be delivered for the purposes of year 2015 within the time required by the rules of the Chilean Superintendence of Securities and Insurance.

Very sincerely yours,

Cristián Toro Cañas

Vicepresident Legal

LATAM AIRLINES GROUP S.A.

LATAM AIRLINES GROUP REPORTS OPERATING MARGIN OF 6.2% FOR FOURTH QUARTER 2015 AND 5.1% FOR FULL YEAR 2015

Santiago, Chile, March 08, 2016 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its non-audited consolidated financial results for the fourth quarter ended December 31, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.85 per USD.

HIGHLIGHTS

•	LATAM Airlines Group reported operating income of US$149.2 million for fourth quarter of 2015 and US$513.9 for full year 2015. Operating margin reached 6.2% for the quarter, and reached 5.1% for the full year, slightly above the upper bound of the guidance provided by the Company and 1.0 p.p. above the operating margin reached during full year 2014. LATAM’s improved results were mainly driven by a significant reduction in operating costs due to lower fuel prices, as well as by the Company’s ongoing cost savings initiatives and the positive effect of local currency devaluations on our costs. Cost per ASK equivalent decreased by 20.5% as compared to fourth quarter 2014.

•	LATAM reported a net loss of US$16.3 million in fourth quarter 2015, as compared to a US$98.3 million gain in fourth quarter 2014. This result in 2015 includes a one-time provision of US$71.0 million related to aircraft redelivery costs, mainly associated with the phase out of the Airbus A330 fleet expected to occur during 2016, as well as an exchange rate loss of US$57.1 million related to the devaluation of the Argentinean peso and the Venezuelan bolivar.

•	For full year 2015, LATAM reported a net loss of US$219.2 million, compared to a net loss of US$109.8 million in 2014. Non-operating results for 2015 include non-cash foreign exchange losses of US$467.9 million, mainly resulting from the 49.0% devaluation of the Brazilian real during the year.

•	Considering the challenging scenario in Brazil and the resulting slowdown in the airline industry, TAM reduced domestic capacity in Brazil by 9.4% during the fourth quarter 2015 and 2.5% for full year 2015. Despite this reduction, TAM has remained the leader in market share as measured in RPKs. Furthermore, the Company has intensified its planned capacity reductions in Brazil for 2016, modifying guidance from a reduction of between 6% and 9% to a reduction of between 8% and 10%, as compared to 2015. Additionally, LATAM has revised downward its capacity growth guidance for international routes from 4% and 6% to between 3% and 5% for 2016, also driven by further ASK reductions on routes to and from Brazil.

•	As of March 2016, LATAM reached a US$2.9 billion reduction in fleet commitments for 2016 – 2018, which represents a decrease of 37% during the last year. This is in line with the Company’s previously announced plans to achieve a 40% reduction in its fleet commitments for the period, and represents a further reduction of $1.0 billion compared to the fleet plan shown in November 2015. Consistent with said plans, the Company sold four Airbus A330s, redelivered three Airbus A330s, one Boeing 767, and four Airbus A320s and subleased 1 Boeing 777 Freighter during 2015, and it continues to seek opportunities to adjust fleet commitments beyond the US$3.0 billion announcement.

•	In January 2016, LATAM Airlines Group applied for two joint venture agreements: one with American Airlines and the other with IAG (British Airways and Iberia). These agreements will improve the connectivity between South America and the United States/Canada and Europe. With this, LATAM will be able to offer the best network of connections for passengers travelling to and from Latin America.

MANAGEMENT COMMENTS ON FOURTH QUARTER 2015 RESULTS

“For the airline industry in South America, 2015 was a challenging year, especially in Brazil. Despite the slowdown in GDP growth in the region and the depreciation of all local currencies, LATAM was able to improve our operating result by one percentage point compared to 2014, as a result of our focus on cost discipline and network enhancement,” said Enrique Cueto, LATAM’s CEO.

The Company’s ongoing cost savings initiatives launched in 2014 have resulted in efficiency gains during the quarter and throughout 2015. During the year, LATAM achieved total cost reductions of approximately US$325 million, above our initial estimates. In addition to these efficiencies, our operating costs have also benefited from the devaluations of local currencies and, together, have resulted in an 11.5% decline in our cost per ASK-equivalent (excluding fuel) for 2015.

We also continue to advance on improving our passengers’ experience, and remain deeply committed to offering the best service before and during the flight, creating a distinctive customer experience as well as a competitive advantage. LATAM prioritizes our customers, placing them at the center of our strategic plans, implementing innovative tools such as the wireless entertainment system for personal devices and the new app for LAN and TAM, which allows passengers to be in charge of their own journey. Additionally, during the fourth quarter of 2015 LATAM delivered more than 1,000 tablets to its pilots and cabin crew and more than 2,000 tablets to our heads of service on board, with software especially designed for a more efficient navigation, consolidating in one place and digitally all the necessary information. Furthermore, LATAM has launched a new service on its website: “Reschedule your flight,” allowing customers to choose the best flight option in case of delays or contingencies. It is also important to highlight that, advancing in our gradual change to the LATAM brand name, the Company launched the new cabin crew uniforms, which will be tested over a period of three weeks in seven different countries.

The Company ended the year with 85.6% of its flights on time, increasing 0.8 p.p. as compared to the full year 2014. The increase of our on-time performance is mainly driven by a 2.9 p.p. increase in the on-time performance of domestic Brazil operations.

Driven by our focus on adjusting capacity in the Brazilian market to current market conditions and recovering yields, the Company has revised its capacity (ASK) guidance for this year for both domestic and international routes. On domestic Brazil routes, guidance was revised from a contraction of 6% to 9% to a contraction of between 8% and 10%, while maintaining the connectivity we offer to our passengers, as well as the continuous strengthening of our hubs in Brasília and São Paulo/Guarulhos. International passenger ASKs for full year 2016 are now expected to increase between 3% and 5% from the previously expected growth of 4% to 6%. This adjustment is driven by a reduction of approximately 25% on international routes between Brazil and North America for the second semester of 2016. Meanwhile, we continue to see opportunities for growth and healthy demand levels in LATAM’s South American Spanish-speaking markets, where we expect to increase capacity on both international and domestic routes. Domestic operations in Spanish-speaking markets are expected to increase by approximately 6% to 8% in 2016.

Regarding LATAM’s network development, we have signed two different joint business agreements to deepen our partnership with American Airlines Group and IAG (British Airways and Iberia), both members of the oneworld alliance. These agreements will improve the connectivity between South America and the United

States/Canada and also between South America and Europe, allowing our passengers access to a network of more than 420 destinations. Both agreements are subject to regulatory approval in different countries which could take approximately 12 to 18 months.

We expect 2016 will be a challenging year for Latin American markets in general. In this context, we are permanently evaluating opportunities to rationalize capacity throughout our network, especially in Brazil. We are convinced that cost efficiencies are critical and, as we aggressively pursue cost savings initiatives, we seek to maintain the passenger experience at the center of our strategic decision making. Furthermore, we continue to pursue opportunities to reduce capital expenditures, while maintaining at all times adequate liquidity levels.

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2015 RESULTS

Total revenues in the fourth quarter 2015 reached US$2,407.0 million compared to US$3,104.7 million in fourth quarter 2014. The decrease of 22.5% is a result of a 21.8% and 26.8% decrease in passenger and cargo revenues, respectively, as well as a 20.7% decrease in other revenues. Passenger and cargo revenues accounted for 82.1% and 13.9% of total operating revenues, respectively, in fourth quarter 2015.

Total revenues for full year 2015 reached US$10,125.8 million compared to US$12,471.1 million in 2014. The decrease of 18.8% is a result of a 19.0% and 22.4% decrease in passenger and cargo revenues, respectively, partially offset by a 2.2% increase in other revenues. Passenger and cargo revenues accounted for 83.1% and 13.1% of total operating revenues, respectively, for the full year 2015.

Passenger revenues decreased 21.8% during the quarter, which reflects a 3.4% increase in capacity, offset by a 24.4% decline in consolidated passenger unit revenue (RASK), when compared to the fourth quarter 2014. The RASK decrease was driven by a 23.6% drop in yields, while load factors showed a small decline of 0.9 p.p. reaching 82.9%. Yield performance continues to be negatively impacted by the weak macroeconomic scenario in South America, as well as weak local currencies, especially in Brazil.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below.

	For the three month period ended December 31
	RASK		ASK
	(US cents)		(millions)		Load Factor
	4Q15	% Change	4Q15	% Change	4Q15	% Change
Bussines Unit
Domestic SSC	8.0	-13.3%	5,900	5.5%	81.5%	0.2	pp
Domestic Brazil	5.1	-37.8%*	10,321	-9.4%	81.8%	-1.2	pp
International	5.7	-22.8%	18,358	11.6%	83.9%	-1.1	pp

Total	5.7	-24.4%	34,579	3.4%	82.9%	-0.9	pp

*	Domestic Brazil RASK decreased 2.3% when measured in BRL.

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues.

During the fourth quarter 2015, demand in the airline group’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow at a moderate pace, with an increase of 5.8% in passenger traffic as measured in RPKs. Passenger capacity as measured in ASKs grew by 5.5% during the quarter, driven by growth in Peru and Argentina, with load factors showing an increase of 0.2 p.p., reaching 81.5% During the quarter, RASK was impacted by a weaker pricing environment in most markets, as well as by the depreciation of local currencies, mainly the Colombian, Argentinian and Chilean peso which depreciated 40.5%, 19.4% and 16.6%, respectively. As a result, revenues per ASK in US dollars declined 13.3%, as compared to the fourth quarter 2014.

In the domestic Brazil passenger operations, TAM reduced capacity by 9.4% in the fourth quarter 2015 as compared to the same quarter of 2014, leading the capacity reductions in the industry. Traffic as measured in RPKs decreased by 10.8%, resulting in a decrease of 1.2 percentage points in load factor, which reached a healthy 81.8%. Revenues per ASK showed a slight decrease of 2.3% during the fourth quarter 2015 when measured in BRL. When measured in US dollars, TAM’s unit revenue decrease was higher as a result of the 50.8% depreciation of the Brazilian real in the quarter as compared to fourth quarter 2014.

During the quarter, LATAM’s capacity on international routes increased by 11.6% as measured in ASKs, focused on strengthening our international hubs and our routes to the Caribbean. At the same time, the Company has also reduced capacity on routes with weaker demand, including operations between Brazil and United States. Traffic increased by 10.1%, with passenger load factors reaching a strong 83.9%. Pressures on yields continued during the quarter, mainly in the operations to and from Brazil, related to weaker local demand for international travel as a result of the depreciation and volatility of the Brazilian real. The Company is managing this situation by reducing capacity in selected routes, especially between Brazil and the United States, as well as by adjusting its point of sale mix within the region in order to focus on the markets with stronger demand. Revenues per ASK in international passenger operations decreased 22.8% as compared to the fourth quarter of 2014.

Cargo revenues decreased by 26.8% in the quarter, driven by a 13.4% decline in cargo traffic and a 15.4% decline in cargo yields as compared to the fourth quarter of 2014. During the quarter, cargo demand remained weak, especially in the Brazilian domestic and international market. In addition, connecting cargo traffic in Sao Paulo Guarulhos airport was affected by an ongoing strike in customs personnel. Pressures on cargo yields continued, mainly as a result of the competitive scenario, the depreciation of local currencies (mainly the Brazilian Real and the Euro), and a lower cargo fuel surcharge related to the drop in fuel prices. As a result, cargo revenues per ATK of the fourth quarter declined 24.9% as compared to the same quarter of the previous year.

The Company continues working to adjust freighter capacity, while focused on maximizing the belly utilization of the Company’s passenger fleet. In the fourth quarter, cargo capacity, as measured in ATKs, declined 2.4%, which includes a 13.3% reduction of the freighter operation.

Other revenues decreased by 20.7%, amounting to US$95.9 million during the fourth quarter 2015, affected by a US$ 14.0 million gain related to the asset sales during the fourth quarter 2014. In addition, income from Multiplus declined 9.6% when measured in US dollars.

Total operating expenses in the fourth quarter 2015 reached US$2,257.9 million, a 20.4% reduction as compared to the fourth quarter of 2014. Cost per ASK equivalent (including net financial expenses) decreased by 20.5%, including the effect of the 42.8% decrease in fuel price paid per gallon (including hedge). Furthermore, cost per ASK equivalent excluding fuel dropped 8.0%, mainly due to our ongoing cost reduction program, as well as the positive effect of local currency depreciations on our costs denominated in those currencies. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 12.3% despite a non-recurring gain of US$ 108.0 million during the fourth quarter 2014 related to the non-payment of performance bonuses. The decrease is driven by a 2.7% decline in average headcount, which is in line with capacity reductions in Brazil and the ongoing efficiency initiatives throughout the Company. This decline also reflects the positive impact of the depreciation of local currencies (especially the Brazilian real) during the period, as well as the reversal of a US$37 million reserve associated to partial payment of 2015 performance bonuses.

•

Fuel costs decreased by 43.4% mainly as a result of a decrease of 40.8% in the average fuel price per gallon (excluding hedge) as compared to the fourth quarter of 2014 and a decrease of 2.0% in gallons consumed per ASK equivalent compared to the same period 2014, mainly resulting from fuel efficiency programs and an increasingly efficient fleet. This was partially offset by the recognition of a US$40.5 million fuel hedge loss, compared to a US$103.8 million fuel hedge loss in the fourth quarter 2014. At the same time, the Company recognized a US$7.6 million gain related to foreign currency hedging contracts, compared to a US$10.2 million gain recognized in the same period of last year.

•	Commissions to agents increased by 9.4% mainly due to a reversal of tax contingencies during the fourth quarter 2014, partially offset by lower passenger and cargo commissions to agents at both LAN and TAM, including the effect of the depreciation of local currencies in the quarter, especially the Brazilian real.

•	Depreciation and amortization decreased by 7.4%, despite the increase in the number of owned narrow body aircraft, mainly as a result of the positive effect of the 50.8% devaluation of the real against the dollar during the quarter on a portion of these costs.

•	Other rental and landing fees decreased by 17.4% mainly due to a decrease in aeronautical rates resulting from the decrease in cargo operations, as well as the devaluation of local currencies during the quarter.

•	Passenger service expenses increased by 1.3%, mainly due to an increase in passenger’s compensations as well as higher content related costs for our on-board entertainment systems, partially offset by the slight decrease in transported passengers.

•	Aircraft rentals increased by 4.2% despite fewer leased aircraft, as a result of the incorporation of larger and more modern aircraft under operating leases.

•	Maintenance expenses decreased by 20.8% due to efficiencies related to the renewal of our fleet.

•	Other operating expenses increased by 2.9%, mainly due to the reversal of certain tax contingencies during the fourth quarter 2014, which were higher than the one recognized during the fourth quarter 2015.

Non-operating results

•	Interest income decreased by 52.1% to US$10.5 million in fourth quarter 2015 from US$21.9 million in the same period 2014, mainly due to the market value change in investments that the Company held in Argentinean bonds.

•	Interest expense slightly increased by 0.2% to US$99.9 million in fourth quarter 2015, as a result of a stable level of debt over the last twelve months.

•	Under Other income (expense), the Company recognized a US$124.0 million loss, which includes the recognition of a US$71.0 million provision mainly related to redelivery costs associated to the phase out of the Airbus A330 fleet expected during 2016. In addition, this result includes a foreign exchange loss of US$57.1 million driven by negative impact of the devaluation of 37.3% in the Argentinian peso during the quarter, as well as the recognition of a US$41.0 million charge related to the adjustment in the exchange rate of cash held in Venezuela. This compares to the US$38.0 million gain in other income (expense) in the fourth quarter 2014, which included a foreign exchange loss of US$90.3 million and a non-recurring gain of US$142 million related to tax contingencies at TAM.

LIQUIDITY AND FINANCING

At the end of the fourth quarter 2015, LATAM reported US$1,361.1 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets, equivalent to 13.4% of net revenue in the last twelve months. As of December 31, 2015, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$941 million, US$410 million of which were funded directly by LATAM. Furthermore, the Company’s liquidity position is also enhanced by US$105 million in undrawn committed credit lines with Chilean and international banks.

LATAM continues actively working to maintain a strong balance sheet and to maintain its cash position at approximately US$1.5 billion, which we consider to be an adequate level for the Company under current market conditions.

LATAM’s financial debt during the fourth quarter 2015 reached US$9,061.4 million, an increase of 2.1% as compared to the third quarter 2015. The Company maintained an adequate debt amortization profile, with approximately US$1.2 billion in debt amortization during the year, of which 61% was related to aircraft financing. Funding issuances during the quarter totaled US$487 million, of which US$393 million are related to fleet financing. For 2016, the Company has debt maturities of approximately US$1.2 billion.

Regarding the Company’s fleet commitments, during 2015 LATAM had obligations for US$1.7 billion, of which 51% were capital expenditures financed through financial leases and 49% were operating leases. For 2016, fleet commitments amount to US$2.0 billion, of which 45% are capital expenditure requirements in the form of financial leases and 55% will be operating leases. Year to date, we have completely financed our fleet obligations for 2016. In addition, LATAM has reduced non-fleet capex to approximately US$300 million per year, including expenditures on spare engines, components and information technology, among others.

One of the objectives of LATAM Airlines Group is to reduce the volatility of our financial results and cash flow caused by external factors such as foreign exchange rate and fuel price fluctuations. In addition, the Company has hedged approximately the 83% of its estimated total net Brazilian real monthly operating exposure for the next nine months through foreign exchange derivative contracts.

In relation to fuel exposure, LATAM Airlines Group has hedged approximately 45% of its estimated fuel consumption for the next twelve months, including approximately 28% of its estimated fuel consumption for the next six months that has been executed at existing price levels. The Group’s fuel hedging strategy, consisting of a combination of Jet Fuel options, has allowed us to limit our potential fuel hedge losses to a maximum amount of US$77 million for the full year 2016.

LATAM FLEET PLAN

Driven by the reductions on both domestic and international capacity in Brazil, LATAM Airlines Group has restructured its fleet delivery schedule for 2016 – 2018, reducing fleet commitments for this period by US$2.9 million -equivalent to a reduction of 37%-, through deferrals and sales of both wide body and narrow body aircraft. This is in line with the Company’s previously announced plans to achieve a 40% reduction in its fleet commitments for the period, and represents a further reduction of $1.0 billion compared to the fleet plan shown in November 2015. This restructuring seeks primarily to adjust capacity to the prevailing market conditions in Latin America, and is in line with our focus on maintaining a healthy balance sheet and adequate liquidity by reducing capex and pre-delivery payments. The fleet plan shown below reflects the Group’s current fleet commitments, as well as redeliveries planned for 2016.

For 2016, the Company’s fleet capex is approximately US$900 million, with the remaining fleet commitments to be financed through sale and leaseback transactions.

In December 2015, LATAM Airlines Group took delivery of its first A350-900, becoming the first airline in the Americas and the fourth in the world to operate this modern and efficient aircraft. The Company ended the quarter with a total of 36 Airbus A321s, one Airbus A350 and 17 Boeing 787 aircraft, making LATAM’s one of the most modern fleets in Latin America and the world.

At year end	2015	2016	2017	2018
Passenger Aircraft
Narrow Body
Airbus A319-100	50	48	48	48
Airbus A320-200	154	146	136	130
Airbus A320 Neo	0	2	16	24
Airbus A321-200	36	47	47	47
Airbus A321 Neo	0	0	0	6

TOTAL	240	243	247	255

Wide Body
Airbus A330-200	10	0	0	0
Boeing 767-300	38	37	36	34
Airbus A350-900	1	7	11	13
Boeing 777-300 ER	10	10	10	7
Boeing 787-8	10	10	10	10
Boeing 787-9	7	12	14	18

TOTAL	76	76	81	82

Cargo Aircraft
Boeing 777-200F	3	3	2	2
Boeing 767-300F	8	7	6	6

TOTAL	11	10	8	8

TOTAL FLEET	327	329	336	345

Fleet Commitment (US$ millions)	1,689	1,952	1,409	1,486

Note: This table does not include three 767-300Fs and one 777-200F that LATAM is currently subleasing to a third party.

GUIDANCE

Considering the weakness in demand in the Brazilian market and the resulting slowdown in the airline industry, the Company has increased capacity reductions for Brazil in both domestic and international markets.

The Company expects total passenger ASK growth to be between -1% and 2% for full year 2016. TAM’s domestic passenger ASKs in the Brazilian market are expected to decline between 8% and 10% during 2016. International passenger ASK growth for full year 2016 is expected to reach between 3% and 5%, reflecting additional capacity reductions on international routes to and from Brazil. ASKs in domestic Spanish-speaking countries are expected to increase by approximately 6% to 8% during 2016. The Company will continue to review capacity in markets where demand has been most impacted during this year, but at the same time will continue to pursue growth opportunities in specific markets.

Regarding cargo operations, LATAM expects cargo ATKs to decline between 2% and 0% as compared to 2015, mainly driven by increased capacity in the bellies of passenger aircraft.

		2015		2016
		Guidance	Actual	Prev. Guidance	New Guidance
ASK Growth (Passenger)	Total Network	2% ~ 4%	2.8%	0% ~ 3%	(1%) ~ 2%
	International	4% ~ 6%	5.7%	4% ~ 6%	3% ~ 5%
	Brazil Domestic	(2%) ~ (4%)	(2.5%)	(6%) ~ (9%)	(8%) ~ (10%)
	SSC Domestic	4% ~ 6%	4.8%	6% ~ 8%	6% ~ 8%

ATK Growth (Cargo)		0% ~ (2%)	(1.9%)	0% ~ (2%)	0% ~ (2%)

Operating Margin		~3.5% ~ 5%	5.1%	4.5% ~ 6.5%	4.5% ~ 6.5%

LATAM will file its quarterly financial statements as at December 31, 2015 with the Superintendencia de Valores y Seguros of Chile on March 21, 2016. These financial statements will then be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

*****

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 140 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 318 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate in parallel and maintain their respective brands and identities until further notice. The implementation of the new brand will happen gradually and will be visible starting in the first half of 2016. For more information please visit www.lan.com or www.tam.com.br respectively. Further information is available at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the fourth quarter 2015 (non-audited)

	For the three month period ended December 31
	2015	2014	% Change
REVENUE
Passenger	1,976,243	2,526,465	-21.8%
Cargo	334,883	457,249	-26.8%
Other	95,882	120,969	-20.7%

TOTAL OPERATING REVENUE	2,407,008	3,104,683	-22.5%

EXPENSES
Wages and Benefits	-461,605	-526,352	-12.3%
Aircraft Fuel	-573,190	-1,012,024	-43.4%
Comissions to Agents	-66,922	-61,197	9.4%
Depreciation and Amortization	-228,821	-247,004	-7.4%
Other Rental and Landing Fees	-275,754	-333,920	-17.4%
Passenger Services	-72,760	-71,796	1.3%
Aircraft Rentals	-134,000	-128,569	4.2%
Aircraft Maintenance	-84,547	-106,699	-20.8%
Other Operating Expenses	-360,257	-350,111	2.9%

TOTAL OPERATING EXPENSES	-2,257,856	-2,837,672	-20.4%

OPERATING INCOME	149,152	267,011	-44.1%

Operating Margin	6.2%	8.6%	-2.4	pp

Interest Income	10,490	21,904	-52.1%
Interest Expense	-99,865	-99,686	0.2%
Other Income (Expense)	-123,951	37,963	-426.5%

INCOME BEFORE TAXES AND MINORITY INTEREST	-64,174	227,192	-128.2%
Income Taxes	59,226	-117,409	-150.4%

INCOME BEFORE MINORITY INTEREST	-4,948	109,783	-104.5%

Attributable to:
Shareholders	-16,256	98,282	-116.5%
Minority Interest	11,308	11,501	-1.7%

NET INCOME	-16,256	98,282	-116.5%

Net Margin	-0.7%	3.2%	-3.8	pp

Effective Tax Rate	-78.5%	54.4%	-132.9	pp

EBITDA	377,973	514,015	-26.5%
EBITDA Margin	15.7%	16.6%	-0.9	pp.

EBITDAR	511,973	642,584	-20.3%
EBITDAR Margin	21.3%	20.7%	0.6	pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the full year ended December (non-audited)

	For the 12 months period ended December 31
	2015	2014	% Change
REVENUE
Passenger	8,410,614	10,380,122	-19.0%
Cargo	1,329,431	1,713,379	-22.4%
Other	385,781	377,645	2.2%

TOTAL OPERATING REVENUE	10,125,826	12,471,146	-18.8%

EXPENSES
Wages and Benefits	-2,072,805	-2,350,102	-11.8%
Aircraft Fuel	-2,651,067	-4,167,030	-36.4%
Comissions to Agents	-302,774	-365,508	-17.2%
Depreciation and Amortization	-934,406	-991,264	-5.7%
Other Rental and Landing Fees	-1,109,826	-1,327,238	-16.4%
Passenger Services	-295,439	-300,325	-1.6%
Aircraft Rentals	-525,134	-521,384	0.7%
Aircraft Maintenance	-437,235	-452,731	-3.4%
Other Operating Expenses	-1,283,221	-1,482,198	-13.4%

TOTAL OPERATING EXPENSES	-9,611,907	-11,957,780	-19.6%

OPERATING INCOME	513,919	513,366	0.1%

Operating Margin	5.1%	4.1%	1.0	pp

Interest Income	75,080	90,500	-17.0%
Interest Expense	-413,357	-430,034	-3.9%
Other Income (Expense)	-532,757	-108,599	390.6%

INCOME BEFORE TAXES AND MINORITY INTEREST	-357,115	65,233	-647.4%
Income Taxes	178,383	-142,194	-225.5%

INCOME BEFORE MINORITY INTEREST	-178,732	-76,961	132.2%

Attributable to:
Shareholders	-219,184	-109,790	99.6%
Minority Interest	40,452	32,829	23.2%

NET INCOME	-219,184	-109,790	99.6%

Net Margin	-2.2%	-0.9%	-1.3	pp

Effective Tax Rate	44.9%	438.8%	-393.9	pp

EBITDA	1,448,325	1,504,630	-3.7%
EBITDA Margin	14.3%	12.1%	2.2	pp.

EBITDAR	1,973,459	2,026,014	-2.6%
EBITDAR Margin	19.5%	16.2%	3.2	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the year ended
	December				December
	2015	2014	% Change		2015	2014	% Change
System
ASKs-equivalent (millions)	53,634	52,960	1.3%		208,857	206,198	1.3%
RPKs-equivalent (millions)	39,198	40,167	-2.4%		151,478	153,978	-1.6%
Overall Load Factor (based on ASK-equivalent)%	73.1%	75.8%	-2.8	pp	72.5%	74.7%	-2.1	pp
Break-Even Load Factor (based on ASK-equivalent)%	71.2%	71.0%	0.2	pp	73.9%	70.6%	3.3	pp
Yield based on RPK-equiv (US Cent)	5.9	7.4	-20.6%		6.4	7.9	-18.1%
Operating Revenues per ASK-equiv (US Cent)	4.3	5.6	-23.5%		4.7	5.9	-20.5%
Costs per ASK-equivalent (US Cent)	4.4	5.50	-20.5%		4.8	6.1	-20.1%
Costs per ASK-equivalent ex fuel (US Cents)	3.3	3.6	-8.0%		3.6	4.0	-11.5%
Fuel Gallons Consumed (millions)	310.6	312.8	-0.7%		1,221.1	1,219.9	0.1%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.79	5.91	-2.0%		5.85	5.92	-1.2%
Average Trip Length (thousands km)	1.7	1.6	6.0%		1.6	1.6	2.7%
Total Number of Employees (average)	51,779	53,242	-2.7%		52,697	53,300	-1.1%
Total Number of Employees (end of the period)	51,658	53,072	-2.7%		51,658	53,072	-2.7%

Passenger
ASKs (millions)	34,579	33,433	3.4%		134,302	130,201	3.1%
RPKs (millions)	28,662	28,001	2.4%		111,510	108,534	2.7%
Passengers Transported (thousands)	17,227	17,845	-3.5%		67,835	67,833	0.0%
Load Factor (based on ASKs) %	82.9%	83.8%	-0.9	pp	83.0%	83.4%	-0.3	pp
Yield based on RPKs (US Cents)	6.9	9.0	-23.6%		7.5	9.6	-21.1%
Revenues per ASK (US cents)	5.7	7.6	-24.4%		6.3	8.0	-21.4%

Cargo
ATKs (millions)	1,810	1,855	-2.4%		7,083	7,220	-1.9%
RTKs (millions)	1,001	1,156	-13.4%		3,797	4,317	-12.0%
Tons Transported (thousands)	288	292	-1.1%		1,009	1,102	-8.5%
Load Factor (based on ATKs) %	55.3%	62.3%	-7.0	pp	53.6%	59.8%	-6.2	pp
Yield based on RTKs (US Cents)	33.5	39.6	-15.4%		35.0	39.7	-11.8%
Revenues per ATK (US Cents)	18.5	24.6	-24.9%		18.8	23.7	-20.9%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

*	Fuel Gallons Consumed per 1,000 ASKs-equivalent

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars) (non-audited)

	As of December 31	As of December 31
	2015	2014
Total Assets	18,101,418	20,484,428

Total Liabilities	15,163,870	15,980,733
Total Equity*	2,937,548	4,503,695

Total Liabilities and Shareholders equity	18,101,418	20,484,428

Net Debt
Current and long term portion of loans from financial institutions	7,685,765	7,049,033
Current and long term portion of obligations under capital leases	1,340,638	1,709,034
Other liabilities current and long term portion	35,042	59,148
Cash and cash equivalents	-1,361,119	-1,533,770
Total Net Debt	7,700,326	7,283,445
Plus: 7 x last twelve months’aircraft rent	3,675,938	3,649,688

Adjusted Net Debt	11,376,264	10,933,133

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31	As of December 31
	2015	2014
Cash and Equivalents as % of LTM revenues	13.4%	12.3%

Adjusted Gross Debt (US$ thousands)	12,737,383	12,466,903
Adjusted Gross Debt / EBITDAR (LTM)	6.5	6.2

Adjusted Net Debt (US$ thousands)	11,376,264	10,933,133
Adjusted Net Debt / EBITDAR (LTM)	5.8	5.4

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2015
	Off-Balance	On-Balance	Total
Passenger Aircraft
Airbus A319-100	12	38	50
Airbus A320-200	59	95	154
Airbus A321-200	10	26	36
Airbus A330-200	2	8	10
Airbus A350-900	—	1	1
Boeing 767-300	4	34	38
Boeing 777-300 ER	6	4	10
Boeing 787-800	4	6	10
Boeing 787-900	4	3	7

TOTAL	101	215	316

Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11

TOTAL	5	10	15

TOTAL FLEET	106	225	331

Note: This table includes three 767-300Fs and one B777-200F that LATAM is currently sub leasing to a third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO